Exhibit 3(ii)

Amendment Tamalpais Bancorp Bylaws, effective June 8th, 2009

Directors: Management

Section 17. Number and Qualification of Directors. The authorized number of directors shall be not less than six (6) nor more than eleven (11), until changed by amendment of the Articles of Incorporation or, if not prohibited by the Articles, by an amendment of this bylaw adopted by the shareholders. The exact number of directors within said range is fixed at eight (8) and may be reduced or increased within said range by a resolution duly adopted by the Board of Directors. Directors need not be shareholders of the corporation. No reduction of the authorized number of directors shall have the effect of removing any director before his or her term of office expires.

Nomination for election of members of the Board of Directors may be made by the Board of Directors or by any shareholder of any outstanding class of capital stock of the corporation entitled to vote for the election of directors. Notice of intention to make any nominations shall be made in writing and shall be delivered or mailed to the President of the corporation not less than 21 days nor more than 60 days prior to any meeting of shareholders called for the election of directors; provided however, that if less than 21 days’ notice of the meeting is given to shareholders, such notice of intention to nominate shall be mailed or delivered to the President of the corporation not later than the close of business on the tenth day following the day on which the notice of meeting was mailed; provided further, that if notice of such meeting is sent by third class mail as permitted by Section 7 of these Bylaws, no notice of intention to make nominations shall be required. Such notification shall contain the following information to the extent known to the notifying shareholder: (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the number of shares of capital stock of the corporation owned by each proposed nominee; (d) the name and residence address of the notifying shareholder; and (e) the number of shares of capital stock of the corporation owned by the notifying shareholder. Nominations not made in accordance herewith may, in the discretion of the Chairman of the meeting, be disregarded and upon the Chairman’s instructions, the inspectors of election can disregard all votes cast for each such nominee. A copy of this paragraph shall be set forth in a notice to shareholders of any meeting at which directors are to be elected.